U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

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                              FORM 12b-25
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                      NOTIFICATION OF LATE FILING

                             (Check One):

 [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR

             For the Period Ended: December 31, 2000
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     Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
                ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                 Part I - Registrant Information
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Full Name of Registrant:  Hamilton-McGregor International, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office:

     1719 Route 10 W, Suite 119, Parsippany, New Jersey 07054


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                Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part
     |    III of this form could not be eliminated without
     |    unreasonable effort or expense;
     |
     |    (b)  The subject annual report, semi-annual report, or
     |    transition report or portion thereof will be filed on
     |    or before the fifteenth calendar day following the
[X]  |    prescribed due date; or the subject quarterly report or
     |    transition report on Form l0-Q or portion thereof will
     |    be filed on or before the fifth calendar day following
     |    the prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit
     |    required by Rule 12b-25(c) has been attached if
     |    applicable.


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                       Part III - Narrative
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     State below in reasonable detail the reasons why the Form
10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Management is still awaiting review by and approval of the Company's auditors of the financial reports for the period ended
December 31, 2000. As a result, additional time is needed to file the report.


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                   Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

          Christopher H. Dieterich        (310) 312-6888
                   (Name)               (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s).
                                                [ ] Yes  [X] No

          The Issuer is currently in the process of preparing its September 30, 2000 quarterly report, which will be filed prior to or concurrently with the December 31, 2000 quarterly report.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              HAMILTON-McGREGOR INTERNATIONAL, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 13, 2001    By  /s/ Aron D. Scharf
                                ------------------------
                            Aron D. Scharf, President, Chairman
                            and Treasurer
                            Hamilton-McGregor International, Inc.
                            1719 Route 10 W, Suite 119,
                            Parsippany, New Jersey 07054
                            (973) 292-2833


                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).